SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             Silgan Holdings Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   827048109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              November 6, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45885A102                     13G                   Page 2 of 10 Pages

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   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY DEAN WITTER & CO.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

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   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             1,243,842
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         1,243,842

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,243,842
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.0%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45885A102                     13G                   Page 3 of 10 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY LEVERAGED EQUITY FUND II, INC.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             1,243,842
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         1,243,842

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,243,842
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.0%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45885A102                     13G                   Page 4 of 10 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         THE MORGAN STANLEY LEVERAGED EQUITY FUND II, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             1,243,842
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         1,243,842

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,243,842
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.0%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Silgan Holdings Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     4 Landmark Square, Stamford, Connecticut 06901

Item 2(a).  Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF II, Inc.")

     Morgan Stanley Dean Witter & Co. ("MSDW")

     The Morgan Stanley Leveraged Equity Fund, L.P. ("MSLEF II, L.P.")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSLEF II, Inc. and MSLEF II, L.P. is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of MSDW is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

     The citizenship of MSDW, MSLEF II, Inc. and MSLEF II, L.P. is Delaware.

Item 2(d).  Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $0.01 per share (the "Shares").

Item 2(e).  CUSIP Number:

     827048109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

        (e) [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2001, MSLEF II, L.P. owned directly 1,243,842 Shares.

     MSLEF II, Inc. is the General Partner of MSLEF II, L.P. and as such, has the power to vote or direct the vote and to dispose or direct the disposition of the 1,243,842 Shares held by MSLEF II, L.P.

     MSDW, [as the sole shareholder of MSLEF II, Inc.], controls the actions of MSLEF II, Inc. Therefore, MSDW may be deemed to have beneficial ownership of the 1,243,842 Shares held by MSLEF II, L.P.

     MSDW is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b) Percent of class:(1)

Morgan Stanley Dean Witter & Co.                   7.0% of the Common Shares

Morgan Stanley Leveraged Equity Fund II, Inc.      7.0% of the Common Shares

The Morgan Stanley Leveraged Equity Fund II,       7.0% of the Common Shares
 L.P.


---------
(1) Based on the 17,846,170 outstanding shares of Common Stock reported to be outstanding as of November 14, 2001 on the Form 10-Q filed with the SEC, for the quarter ending September 30, 2001.


     (c) Number of shares as to which such person has:

                                                                     (iii)              (iv)
                                   (i)               (ii)        Sole power to    Shared power to
                              Sole power to    Shared power to    dispose or        dispose or
                               vote or to        vote or to      to direct the     to direct the
                             direct the vote   direct the vote   disposition of    disposition of
                             ---------------   ---------------   --------------    --------------
Morgan Stanley Dean               - 0 -           1,243,842           - 0 -           1,243,842
Witter & Co.

Morgan Stanley                    - 0 -           1,243,842           - 0 -           1.243,842
Leveraged Equity Fund
II, Inc.

The Morgan Stanley                - 0 -           1,243,842           - 0 -           1,243,842
Leveraged Equity Fund
II, L.P.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. o

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8.  Identification and Classification of Members of the Group.

     Not applicable

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          Date: February 13, 2002

                                          MORGAN STANLEY DEAN WITTER & CO.


                                          By: /s/ Peter Vogelsang
                                             ----------------------------------
                                             Name:  Peter Vogelsang
                                             Title: Authorized Signatory


                                          MORGAN STANLEY LEVERAGED EQUITY
                                          FUND II, INC.


                                          By: /s/ Peter Vogelsang
                                             ----------------------------------
                                             Name:  Peter Vogelsang
                                             Title: Secretary


                                          THE MORGAN STANLEY LEVERAGED EQUITY
                                          FUND II, L.P.
                                          By: Morgan Stanley Leveraged Equity
                                              Fund II, Inc. as General Partner


                                          By: /s/ Peter Vogelsang
                                             ----------------------------------
                                             Name:  Peter Vogelsang
                                             Title: Secretary

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Silgan Holdings Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 13, 2002.

     This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.


MORGAN STANLEY DEAN WITTER & CO.

By: /s/ Peter Vogelsang
   --------------------------------------
   Name:  Peter Vogelsang
   Title: Authorized Signatory


MORGAN STANLEY LEVERAGED EQUITY FUND II, INC.

By: /s/ Peter Vogelsang
   --------------------------------------
   Name:  Peter Vogelsang
   Title: Secretary


THE MORGAN STANLEY LEVERAGED EQUITY FUND II, L.P.
By: Morgan Stanley Leveraged Equity Fund II, Inc.
    as General Partner

By: /s/ Peter Vogelsang
   --------------------------------------
   Name:  Peter Vogelsang
   Title: Secretary